November 15, 2005 VIA EDGAR	Neal H. Brockmeyer Neal.Brockmeyer@hellerehrman.com Direct +1.213.689.7507 Direct Fax +1.213.244.7604 Main +1.213.689.0200 Fax +1.213.614.1868
Securities and Exchange Commission Division of Corporation Finance Station Place 100 F Street, N.E. Washington, DC 20549-7010 Attn: Jennifer R. Hardy

Re:	SAIC, Inc.

Draft of Pre-effective Amendment No. 2 to Registration Statement on Form S-4

Submitted November 1, 2005

File No. 333-128022

Ladies and Gentlemen:

On behalf of SAIC, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated November 4, 2005 relating to the above-referenced registration statement (the “Form S-4”). On behalf of the Company, we filed Amendment No. 2 to the Form S-4 on November 9, 2005 (the “Amendment”).

Set forth in italicized print below are the Staff’s comments, as set forth in the letter dated November 4, 2005, followed by the Company’s responses. We respectfully note that the responses in this letter are consistent with our response to Comment #2 in our letter to the Staff dated November 8, 2005, which accompanied the Amendment.

Exhibit 5.1

1.	Refer to the fourth paragraph. Provide written confirmation that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

We concur with the Staff’s understanding that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

2.	It is inappropriate for counsel to include assumptions that are too broad, that “assume away” the issue, that assume any of the material facts underlying the opinion, or that assume facts readily ascertainable. Thus, the assumptions under (iv) and (vii) in the fifth paragraph are inappropriate. Please revise.

Heller Ehrman LLP    601 S. Figueroa Street, 40th Floor    Los Angeles, CA 90017-5758    www.hellerehrman.com

Anchorage        Beijing        Hong Kong         Los Angeles        Madison, WI        New York        San Diego        San Francisco Seattle        Silicon Valley         Singapore        Washington, D.C.

As requested, the assumption under item (vii) in the fifth paragraph has been deleted. We also have deleted the assumption under item (iv) in the fifth paragraph, and have relied instead on an opinion of the Senior Vice President, General Counsel and Secretary of Science Applications International Corporation, which has been filed as Exhibit 5.2 to the Form S-4.

3.	Delete the language in the sixth paragraph in which counsel disclaims “any obligation to advise you of any change of law that occurs, or any facts of which we may become aware, after the date of this opinion.” Alternatively, you must file a new opinion immediately before the registration statement’s effectiveness.

As requested, the cited language in the sixth paragraph has been deleted.

Exhibit 8.1

4.	As noted above, it is inappropriate for counsel to include assumptions that are too broad, that “assume away” the issue, that assume any of the material facts underlying the opinion, or that assume facts readily ascertainable. Thus, the second sentence under (iv) on page 2 is inappropriate. Please revise.

We have complied with this request.

5.	Delete the language in the third paragraph on page 4 in which counsel disclaims “responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws” and the language in the last sentence of the third paragraph on page 4. Alternatively, you must file a new opinion immediately before the registration statement’s effectiveness.

With regard to the Staff’s request to either (i) delete the disclaimer of any obligation to provide an update of subsequent changes in facts or laws, or (ii) file the opinion shortly before effectiveness of the Form S-4, we have revised the opinion to disclaim any obligation to provide an update of changes in facts or law after the date of effectiveness of the Form S-4.

6.	The disclaimer in the last sentence on page 4 is inappropriate. We note, for example, the disclosure under (v) on page 2. Please revise.

We have complied with this request.

*        *        *

If you have any questions or further comments relating to the foregoing matters, please contact the undersigned at (213) 689-7507. Your assistance in this matter is greatly appreciated.

Sincerely,

/s/ Neal H. Brockmeyer
Neal H. Brockmeyer

cc:	Douglas E. Scott, SAIC, Inc.
Tracey L. Houser, SEC
Alfred P. Pavot, Jr., SEC
Edward M. Kelly, SEC

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